UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BLUE COAT SYSTEMS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares of Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

09534T508

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Kevin S. Royal

Senior Vice President and Chief Financial Officer

Blue Coat Systems, Inc.

420 North Mary Avenue

Sunnyvale, California 94085

(408) 220-2200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Daniel E. O’Connor, Esq.

Shawn E. Lampron, Esq.

Gunderson Dettmer

155 Constitution Drive

Menlo Park, California 94025

(650) 321-2400

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$11,540,813.11	$354.30

*	The “transaction valuation” set forth above is based on the Black-Scholes option valuation model, and assumes that all outstanding options as of April 20, 2007 eligible for tender covering an aggregate of 894,040 shares of common stock of Blue Coat Systems, Inc. will be amended pursuant to this offer, which may not occur.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 5 for fiscal year 2007, equals $30.70 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.

☐

ITEM 1.	SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer to Amend Eligible Options, dated May 1, 2007 (the “Offer to Amend”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the issuer is Blue Coat Systems, Inc., a Delaware corporation (the “Company”); the address of its principal executive offices is 420 North Mary Avenue, Sunnyvale, California 94085; and its telephone number is (408) 220-2200. The information set forth in the Offer to Amend under Section 11 (“Information Concerning Blue Coat”) and Section 18 (“Additional Information”) is incorporated herein by reference.

(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to amend outstanding “Eligible Options” (as defined in the Offer to Amend attached hereto as Exhibit (a)(1)) held by current employees (other than current or former executive officers or directors) subject to taxation in the United States so that those options may not be subject to potentially adverse tax consequences under Internal Revenue Code Section 409A. Each eligible participant may elect to amend his or her Eligible Options to increase the exercise price per share of the Company’s common stock, par value $0.0001 per share, purchasable thereunder and become eligible to receive a special Cash Bonus (as defined in the Offer to Amend) from the Company, all upon the terms and subject to the conditions set forth in the Offer to Amend, the Election Form attached hereto as Exhibit (a)(6) (the “Election Form”), and the Stock Option Amendment and Special Bonus Agreement attached hereto as Exhibit (a)(15) (the “Amendment Agreement” and, together with the Offer to Amend and the Election Form, as they may each be amended or supplemented from time to time, the “Offer”). The Offer is currently set to expire at 11:59 p.m. Pacific Time on May 29, 2007, but may be extended (the “Expiration Date”). As of April 20, 2007, Eligible Options to purchase 894,040 shares of the Company’s common stock were outstanding.

(c) Trading Market and Price. The information set forth in the Offer to Amend under Section 8 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. The Company is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Schedule I to the Offer to Amend (“Information Concerning the Directors and Executive Officers of Blue Coat Systems, Inc.”) is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) Material Terms. The information set forth in the Offer to Amend on the introductory pages and under “Summary Term Sheet,” Section 1 (“Eligible Optionees; Eligible Options; Amendment of Eligible Options and Cash Bonus; Expiration Date; Additional Considerations”), Section 3 (“Status of Eligible Options Not Amended”), Section 4 (“Procedures for Tendering Eligible Options”), Section 5 (“Withdrawal Rights”), Section 6 (“Acceptance of Eligible Options for Amendment and Commitment to Pay Cash Bonus With Respect to Amended Options”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Consideration; Terms of Amended Options”), Section 10 (“Amended Options Will Not Differ from Eligible Options”), Section 13 (“Status of Options Accepted by Us in the Offer; Accounting Consequences of the Offer”), Section 14 (“Legal Matters; Regulatory Approvals”), Section 15 (“Material U.S. Federal Income Tax Consequences”), Section 16 (“Extension of the Offer; Termination; Amendment”) and Section 19 (“Forward-Looking Statements; Miscellaneous”), is incorporated herein by reference.

(b) Purchases. The information set forth in the Offer to Amend under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

(e) Agreements, Involving the Subject Company’s Securities. The information set forth in the Offer to Amend under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) is incorporated herein by reference. The Blue Coat Systems, Inc. 1999 Stock Incentive Plan and the Blue Coat Systems, Inc. 2000 Supplemental Stock Option Plan, pursuant to which the Eligible Options have been granted, are attached hereto as Exhibits (d)(1) and (d)(3), respectively, and contain information regarding the subject securities.

Francisco Partners II, L.P. holds 24,894 shares of Series A Preferred Stock, Francisco Partners Parallel Fund II, L.P. holds 342 shares of Series A Preferred Stock, Sequoia Capital Growth Fund III holds 15,872 shares of Series A Preferred Stock, Sequoia Capital Growth III Principals Fund holds 777 shares of Series A Preferred Stock, and Sequoia Capital Growth Partners III holds 175 shares of Series A Preferred Stock. Each share of Series A Preferred Stock is currently convertible into approximately 57.06 shares of common stock (subject to rounding for fractional shares). Francisco Partners II, L.P., Francisco Partners Parallel Fund II, L.P., Sequoia Capital Growth Fund III, Sequoia Capital Growth III Principals Fund, and Sequoia Capital Growth Partners III have entered into a Voting Agreement, dated June 22, 2006, pursuant to which each agreed to vote its shares of Series A Preferred Stock in favor of the election of a director nominated by Francisco Partners II, L.P. As a result, Francisco Partners II, L.P. may be deemed to beneficially own the shares of Series A Preferred Stock (but not the common stock issuable upon conversion of the Series A Preferred Stock) owned by the entities affiliated with Sequoia Capital. Keith Geeslin, a director of the Company, is a Partner of Francisco Partners II, L.P. and Francisco Partners Parallel Fund II, L.P. Mr. Geeslin disclaims beneficial ownership of the shares held by these entities as well as the entities affiliated with Sequoia Capital, except to the extent of his economic interest in the funds. In connection with the sale of the shares of Series A Preferred Stock, the Company also entered into an Investors’ Rights Agreement with entities affiliated with Francisco Partners, entities affiliated with Sequoia Capital and Network Appliance. The Investors’ Rights Agreement gives the investors the right to require the Company to register their shares under certain circumstances.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information set forth in the Offer to Amend under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Amend under Section 6 (“Acceptance of Eligible Options for Amendment and Commitment to Pay Cash Bonus With Respect to Amended Options”) and Section 13 (“Status of Options Accepted by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Amend under Section 1 (“Eligible Optionees; Eligible Options; Amendment of Eligible Options and Cash Bonus; Expiration Date; Additional Considerations”) is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information set forth in the Offer to Amend under Section 9 (“Source and Amount of Consideration; Terms of Amended Options”) and Section 17 (“Fees and Expenses”) is incorporated herein by reference.

(b) Conditions. The information set forth in the Offer to Amend under Section 7 (“Conditions of the Offer”) is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. The information set forth in the Offer to Amend under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) is incorporated herein by reference. The information set forth in Schedule II to the Offer to Amend (“Beneficial Ownership of Blue Coat Securities by Blue Coat Directors and Executive Officers”) is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offer to Amend under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. Not applicable.

ITEM 10.	FINANCIAL STATEMENTS.

(a) Financial Information. The information set forth in the Offer to Amend under Section 11 (“Information Concerning Blue Coat”) and Section 18 (“Additional Information”) is incorporated herein by reference. Item 8 (“Financial Statements and Supplementary Data”) of the Company’s Annual Report on Form 10-K for its fiscal year ended April 30, 2006, which is attached hereto as Exhibit (a)(16), is incorporated herein by reference. Item 1 (“Financial Statements (Unaudited)”) of the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended January 31, 2007, which is attached hereto as Exhibit (a)(17), is incorporated herein by reference. The Company’s Annual Report on Form 10-K and Quarterly Report on Form 10-Q can also be accessed electronically on the SEC’s website at http://www.sec.gov.

(b) Pro Forma Information. Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Amend under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) and Section 14 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Other Material Information. Not applicable.

ITEM 12.	EXHIBITS.

(a)(1)	Offer to Amend Eligible Options, dated May 1, 2007.

(a)(2)	Form of E-mail Announcement of Offer to Amend, dated May 1, 2007.

(a)(3)	Frequently Asked Questions.

(a)(4)	Screenshot of Login Page to Blue Coat Tender Offer Website at https://toadmin.bluecoat.com.

(a)(5)	Screenshot of Initial Page of Blue Coat Tender Offer Website at https://toadmin.bluecoat.com.

(a)(6)	Screenshot of Electronic Election Form.

(a)(7)	Screenshot of Election Amendment Review.

(a)(8)	Screenshot of Agreement to Terms of Election.

(a)(9)	Screenshot of Print Confirmation (screenshots 1-2).

(a)(10)	Instructions to Electronic Election Form.

(a)(11)	Paper Election Form.

(a)(12)	Form of E-mail Election Confirmation Statement.

(a)(13)	Form of E-mail Reminder of Expiration Date.

(a)(14)	Form of Notice of Expiration of Offer, Amendment of Eligible Options and Commitment to Pay Cash Bonus.

(a)(15)	Form of Stock Option Amendment and Special Bonus Agreement.

(a)(16)	Blue Coat Systems, Inc. Annual Report on Form 10-K for the year ended April 30, 2006, filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2007, is incorporated herein by reference.

(a)(17)	Blue Coat Systems, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended January 31, 2007, filed with the SEC on March 28, 2007, is incorporated herein by reference.

(b)	Not applicable.

(d)(1)	Blue Coat Systems, Inc. 1999 Stock Incentive Plan is incorporated herein by reference to Exhibit 10.3 to the Annual Report on Form 10-K for the year ended April 30, 2006, filed with the SEC on March 28, 2007.

(d)(2)	Blue Coat Systems, Inc. 1999 Stock Incentive Plan — Form of Stock Option Agreement is incorporated herein by reference to Exhibit 10.19 to the Annual Report on Form 10-K for the year ended April 30, 2006, filed with the SEC on March 28, 2007.

(d)(3)	Blue Coat Systems, Inc. 2000 Supplemental Stock Option Plan is incorporated herein by reference to Exhibit 10.10 to the Annual Report on Form 10-K for the year ended April 30, 2006, filed with the SEC on March 28, 2007.

(d)(4)	Blue Coat Systems, Inc. 2000 Supplemental Stock Option Plan — Form of Stock Option Agreement.

(g)	Not applicable.

(h)	Not applicable.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

(a)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

BLUE COAT SYSTEMS, INC.

By:	/S/ KEVIN S. ROYAL
Kevin S. Royal
Chief Financial Officer

Date:	May 1, 2007

INDEX OF EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
(a)(1)	Offer to Amend Eligible Options, dated May 1, 2007.

(a)(2)	Form of E-mail Announcement of Offer to Amend, dated May 1, 2007.

(a)(3)	Frequently Asked Questions.

(a)(4)	Screenshot of Login Page to Blue Coat Tender Offer Website at https://toadmin.bluecoat.com.

(a)(5)	Screenshot of Initial Page of Blue Coat Tender Offer Website at https://toadmin.bluecoat.com.

(a)(6)	Screenshot of Electronic Election Form.

(a)(7)	Screenshot of Election Amendment Review.

(a)(8)	Screenshot of Agreement to Terms of Election.

(a)(9)	Screenshot of Print Confirmation (screenshots 1-2).

(a)(10)	Instructions to Electronic Election Form.

(a)(11)	Paper Election Form.

(a)(12)	Form of E-mail Election Confirmation Statement.

(a)(13)	Form of E-mail Reminder of Expiration Date.

(a)(14)	Form of Notice of Expiration of Offer, Amendment of Eligible Options and Commitment to Pay Cash Bonus.

(a)(15)	Form of Stock Option Amendment and Special Bonus Agreement.

(a)(16)	Blue Coat Systems, Inc. Annual Report on Form 10-K for the year ended April 30, 2006, filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2007, is incorporated herein by reference.

(a)(17)	Blue Coat Systems, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended January 31, 2007, filed with the SEC on March 28, 2007, is incorporated herein by reference.

(b)	Not applicable.

(d)(1)	Blue Coat Systems, Inc. 1999 Stock Incentive Plan is incorporated herein by reference to Exhibit 10.3 to the Annual Report on Form 10-K for the year ended April 30, 2006, filed with the SEC on March 28, 2007.

(d)(2)	Blue Coat Systems, Inc. 1999 Stock Incentive Plan — Form of Stock Option Agreement is incorporated herein by reference to Exhibit 10.19 to the Annual Report on Form 10-K for the year ended April 30, 2006, filed with the SEC on March 28, 2007.

(d)(3)	Blue Coat Systems, Inc. 2000 Supplemental Stock Option Plan is incorporated herein by reference to Exhibit 10.10 to the Annual Report on Form 10-K for the year ended April 30, 2006, filed with the SEC on March 28, 2007.

(d)(4)	Blue Coat Systems, Inc. 2000 Supplemental Stock Option Plan — Form of Stock Option Agreement.

(g)	Not applicable.

(h)	Not applicable.